

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2017

Michael F. Senft
Chief Financial Officer
KLX Inc.
1300 Corporate Center Way
Wellington, Florida 33414

> **Re: KLX Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed April 14, 2017**
> **File No. 001-36610**

Dear Mr. Senft:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure